Vemanti Group, Inc

7545 Irvine Center Dr., Suite 200

Irvine, CA 92618

December 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: David Lin

Re:	Vemanti Group, Inc.
Registration Statement on Form S-1
File No. 333-268712

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vemanti Group, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced registration statement so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, December 20, 2022, or as soon as practicable thereafter.

Should you have any questions regarding this matter, please do not hesitate to call Liang Shih, Esq., at The Crone Law Group, P.C., counsel for the Company, at (216) 387-0823, email: lshih@cronelawgroup.com.

Very truly yours,

VEMANTI GROUP, INC.

By:	/s/ Tan Tran
Tan Tran
Chief Executive Officer